CAPELLA EDUCATION COMPANY
225 South 6th Street, 9th Floor
Minneapolis, MN 55402
November 7, 2006
VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Owen Pinkerton
Senior Counsel

Re:	Capella Education Company Registration Statement on Form S-1 (File No. 333-124119)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capella Education Company hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be permitted to become effective at 1:30 p.m. Eastern Time on November 9, 2006, or as soon thereafter as possible.

Very truly yours, /s/ Gregory W. Thom Gregory W. Thom Vice President, General Counsel and Secretary

cc:	Stephen Shank Lois Martin David Miller Michael Coddington Damien Zoubek